Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

August 19, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Attorney

Re:	Aquantia Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 4, 2016

CIK No. 0001316016

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated May 27, 2016 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on May 4, 2016 (the “First Amended DRS”).

The Company is concurrently confidentially submitting an Amendment No. 2 to the Draft Registration Statement (the “Second Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Second Amended DRS marked to show all changes from the First Amended DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Second Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Second Amended DRS.

The Offering, page 8

1.	Please show us how you reconcile the disclosure in the first bullet point on page 8 with your disclosure on page F-26.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Second Amended DRS does not include this discrepancy, as further described in this paragraph. The Company directs the Staff to the last bullet on page 8 of the First Amended DRS. This bullet sets forth the difference in the disclosure in the first bullet point on page 8 of the First Amended DRS, which identified 35,311,188 shares of the Company’s common stock as issuable upon the exercise of outstanding stock options as of December 31, 2015, and on page F-26 of the First Amended DRS, which identified 48,278,349 shares of the Company’s common stock issuable

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U.S. Securities and Exchange Commission

August 19, 2016

Page Two

upon the exercise of outstanding stock options as of December 31, 2015. The first number excludes, and the second number includes, 12,967,161 shares of the Company’s common stock issued in 2009 and 2010 pursuant to the early exercise of options through the tender of promissory notes. The Company considered the 12,967,161 shares underlying these early-exercised options as issued and outstanding for voting purposes as the shares actually had been issued to each optionholder as of such date, but because such promissory notes were not full-recourse, the Company considered the options for the 12,967,161 shares as unexercised and outstanding for accounting purposes pursuant to ASC 718 Compensation – Stock Compensation. These promissory notes were paid in-full in the first quarter of 2016. As a result, there is no discrepancy in the disclosures as of June 30, 2016, as reflected in the Second Amended DRS.

The average selling prices of our products, page 16

2.	We note your revisions in response to prior comment 7. Please tell us the magnitude of the “modest” price reductions and when those reductions will occur.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the contractual price reductions are initially triggered at such time as the specified product begins to ship in volume and incremental price reductions generally occur for a period of time, typically ranging from 18 months to three years, thereafter. Due to the uncertainty of the attainment of specified volume shipment levels, the Company cannot predict the ultimate magnitude of the price reductions, if any, with certainty or the resulting impact of these price reductions on the Company’s financial results. However, the Company estimates that average annual price reductions under these agreements will typically range from 2% to 6%, depending on the program. The Company has revised the disclosure on page 17 of the Second Amended DRS to disclose the timing of the initial price reductions.

The Company believes that these contractual price reductions, by themselves in the aggregate, are not material to the Company’s overall performance, especially taking into consideration that their occurrence is triggered by increased sales volumes and are only for specific products. Accordingly, the Company respectfully submits that the use of the term “modest” is appropriate in the context of describing the contribution that a contractual price reduction might contribute to the overall risk described in the referenced risk factor.

Our failure to adequately protect our intellectual property rights, page 27

3.	Please revise your disclosure added in response to prior comment 9 to clarify the extent of your patent portfolio that you may be required to license, including the extent of your business derived from those patents.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Second Amended DRS.

We have licensed certain intellectual property from third parties, page 28

4.	Please reconcile your disclosure in this risk factor regarding the adverse effect on your business if licensors do not continue to license their technology with your response to prior comment 18 that licenses are immaterial.

In response to the Staff’s comment, the Company has reassessed the materiality of the referenced licenses and has determined that the risks described in the referenced risk factor are not material to the Company or the operation of its business. Accordingly, the Company has deleted this risk factor from the Second Amended DRS.

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U.S. Securities and Exchange Commission

August 19, 2016

Page Three

Management’s Discussion and Analysis, page 51

5.	Please provide us your analysis of whether the penultimate sentence of your response to prior comment 5 reflects trends that must be discussed in your prospectus per Regulation S-K Item 303(a)(3)(ii).

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Second Amended DRS to include a discussion of relevant trends.

Revenue, page 57

6.	Please reconcile your reference here to an increase in revenue from the enterprise market in 2015 with your response to prior comment 5 which indicates that you began generating revenue from the enterprise market in 2015.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 53 and 61 of the Second Amended DRS to clearly state that the Company first shipped its AQrate products into the enterprise market in the fourth quarter of 2014. The Company began shipping its AQrate products in volume in 2015.

Certain Relationships and Related Party Transactions, page 113

7.	Please tell us why the forgiveness of interest and the repayment of debt mentioned on page F-28 are not described in this section. Also tell us whether the forgiveness affected the debt with the covenant limiting forgiveness mentioned on page F-19.

In response to the Staff’s comment, the Company has revised the disclosure on pages 118, 119 and F-20 of the Second Amended DRS to reflect the repayment of debt mentioned on page F-28. In addition, the Company confirms to the Staff that it properly obtained the appropriate wavier of the referenced covenant from the lender in connection with this forgiveness of interest.

Letter Agreement with GLOBALFOUNDRIES U.S. Inc., page 114

8.	Please expand your disclosure added in response to prior comment 23 to address the last three sentences of that comment.

In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Second Amended DRS as requested.

Principal and Selling Stockholders, page 117

9.	We note your response to prior comment 25. Please disclose all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in footnote 4 of the table on page 118. We note that in footnote 4 you do not identify a natural person who “shares” beneficial ownership with Mr. Chisari. Also please tell us why you do not identify the members of the management board of RUSNANO mentioned in footnote (2).

In response to the Staff’s comment, the Company has revised the disclosure in footnote (4) on page 124 of the Second Amended DRS as requested. In addition, the Company respectfully advises the Staff that the third sentence in footnote (2) on page 123 of the Second Amended DRS identifies the members of the management board of RUSNANO.

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U.S. Securities and Exchange Commission

August 19, 2016

Page Four

Note 2. Summary of Significant Accounting Policies, page F-7

10.	We reference your response to our prior comment 32. Please clarify for us the underlying purpose of the collaboration arrangement and any future obligations you have or benefits you will receive with regards to the arrangement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 119 and F-10 of the Second Amended DRS to clarify the underlying purpose, obligations and benefits of the collaboration arrangement to the Company.

Exhibits

11.	Please file Annex I to exhibit 10.6 and the purchase agreement mentioned in section 3.1 of exhibit 10.13.

In response to the Staff’s comment, the Company has filed Annex I to Exhibit 10.6. The Company respectfully acknowledges the Staff’s comment with respect to the Series G Preferred Stock Purchase Agreement, dated January 30, 2014 (the “Purchase Agreement”), mentioned in Section 3.1 of Exhibit 10.13, and advises the Staff that the provisions incorporated by reference therein are the general provisions of the Purchase Agreement, specifically Governing Law, Jurisdiction and Venue (Section 7.3), Counterparts (Section 7.4), Titles and Headings (Section 7.5), Notices (Section 7.6), Severability (Section 7.9) and Facsimile Signatures (Section 7.13). The Company has filed the full text of these provisions as an annex to Exhibit 10.13.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

COOLEY LLP

Cc:	Faraj Aalaei, Aquantia Corp.
Mark Voll, Aquantia Corp.
Babak Yaghmaie, Cooley LLP
Robert Phillips, Cooley LLP
Alison Haggerty, Cooley LLP

Cooley LLP 1114 Avenue of the Americas New York, NY 10036

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